Form ID Filer Information		OMB APPROVAL
	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0328
Form ID	FORM ID UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR	Estimated average burden hours per response: 0.6

PART 1 - APPLICATION FOR EDGAR ACCESS

(To be completed by **all applicants**)

Existing EDGAR account (applicant currently has an EDGAR account and Central Index Key (CIK))

Existing CIK:	0002040104
Reason: Indicate the reason the applicant is seeking access to an existing EDGAR account	Filer **lost electronic access** to its existing CIK account.

Is the applicant a company or individual

Only apply as an individual if you seek an EDGAR account for yourself as a natural person. All others should apply as a company.

Company or individual:	Company
Company's full legal name:	AIHR SCREEN, INC.
Conformed name: (the name that will appear on public EDGAR)	AIHR SCREEN, INC.
Applicant type: **Select one (1) most relevant applicant type. Select "Filer" if none of the other applicant types listed below apply.**	Filer

ONLY FOR NON-PUBLIC DRAFT REGISTRATION/OFFERING STATEMENTS (DRS/DOS)

A company is applying for EDGAR access to submit non-public draft registration/offering statements on submission types DRS or DOS

   No

Selecting "Yes" will prevent the new CIK number and EDGAR account information from being made publicly available on SEC.gov until a public filing is made. This option is only available for companies who plan to submit submission types DRS or DOS.

Applicant's mailing address and preferred contact information

The applicant may list its own information, or information for its registered agent, law firm, or filing agent (collectively, "third-party service provider") in this section.

Address is for a non-U.S. location (do not select if address is for U.S. territory):	No
Street address (line 1):	17501 CARLSON FARM CT
Street address (line 2):	
City:	GERMANTOWN
State/U.S. Territory:	MARYLAND
Zip/Postal code	20874
Province/Country:	UNITED STATES
Telephone number:	0000000000

Violations of federal or state securities laws

Has the applicant (company) been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

No

PART 2 - COMPANY APPLICANT INFORMATION

(To be completed **only by applicants who are not natural persons**)

Company business information

Company's Tax or Federal Identification Number: **(do not enter Social Security Number)**	934700825
Legal Entity Identifier (LEI), if any:	
Legal name:	AIHR SCREEN, INC.
Doing business as name, if different from legal name:	
U.S. state of incorporation:	DELAWARE
Foreign issuer name, if different than English name used in U.S. (enter only English characters):	
Fiscal year end (mm/dd):	12/04
Company's primary website, if any:	

Is the company in good standing in its state or country of incorporation?

Generally, this means a company is legally authorized to do business in that state or country and has filed all required reports and paid all related fees to the relevant jurisdiction.

    Yes

Company's primary business information

This must be the applicant company's primary business information, or that of the company's registered agent. Do not enter the address of the company's law firm or filing agent.

You must enter the actual physical address; P.O. boxes are not acceptable.

Address is for a non-U.S. location (do not select if address is for U.S. territory):	No
Street address (line 1):	17501 CARLSON FARM CT
Street address (line 2):	(no data)
City:	GERMANTOWN
State/U.S. Territory:	MARYLAND
Zip/Postal code	20874
Province/Country:	UNITED STATES
Telephone number:	9512045951

Single-Member Company?

You should select "Yes" if the company only has a single individual who acts as the sole equity holder, director, and officer (or, in the case of an entity without directors and officers, holds position(s) performing similar activities as a director and officer).

    Yes

PART 3 - ACCOUNT ADMINISTRATOR INFORMATION

(To be completed by **all applicants**)

Account administrators are individuals authorized by the applicant to manage the applicant's EDGAR account on EDGAR should the Form ID application be granted.

Prospective Account Administrator (1)

The first account administrator listed on Form ID will be considered the applicant's EDGAR point of contact ("EDGAR POC") if the Form ID application is granted.

SEC staff will attempt to contact the EDGAR POC first, but may contact other account administrators if the EDGAR POC is not available

Enter full legal name, including middle name:

First name:	Jaskirat
Middle name:	Singh
Last name:	Sandhu
Suffix:	
Business title/position:	CEO

Is Prospective Account Administrator 1 the applicant (for an individual applicant), or an employee of the applicant or its affiliate (for a company applicant) ?

Yes

Business address and contact information

Address is for a non-U.S. location (do not select if address is for U.S. territory):	No
Street address (line 1):	17501 CARLSON FARM CT
Street address (line 2):	
City:	GERMANTOWN
State/U.S. Territory:	MARYLAND
Zip/Postal code	20874
Province/Country:	UNITED STATES
Email (and re-enter email):	jas@aihrscreen.com
Telephone number:	9512045951

Violations of federal or state securities laws

Has the individual being authorized as Prospective Account Administrator (2) been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

No

PART 4 - BILLING INFORMATION

(To be completed only by **company applicants and filing agents**)

Account administrators are individuals authorized by the applicant to manage the applicant's EDGAR account on EDGAR should the Form ID application be granted.

Billing contact for SEC fee account and billing

Enter full legal name, including middle name:

First name:	Jaskirat
Middle name:	Singh
Last name:	Sandhu
Suffix:	
Business title/position:	CEO
Employer:	AIHR Screen Inc

Business address and contact information

Address is for a non-U.S. location (do not select if address is for U.S. territory):	No
Street address (line 1):	18725 Mariposa Ave
Street address (line 2):	
City:	Riverside
State/U.S. Territory:	CALIFORNIA
Zip/Postal code	92508
Province/Country:	UNITED STATES
Email:	jaskiratsandhu2001@gmail.com
Telephone number:	9512045951

Violations of federal or state securities laws

Has the billing contact been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

No

PART 5 - SIGNATURE

(To be completed by **all applicants**)

An authorized individual of the applicant must sign Form ID. Refer to the EDGAR Filer Manual, Volume I for the definition of authorized individual and additional relevant information.

By signing Form ID, the authorized individual authorizes the prospective account administrator(s) listed on Form ID to manage the filer's EDGAR account on EDGAR on the filer's behalf.

Enter full legal name, including middle name:

First name:	Jaskirat
Middle name:	Singh
Last name:	Sandhu
Suffix:	
Business title/position:	CEO
Employer:	Aihr screen inc

Business address and contact information

Address is for a non-U.S. location (do not select if address is for U.S. territory):	No
Street address (line 1):	18725 Mariposa Ave
Street address (line 2):	
City:	Riverside
State/U.S. Territory:	CALIFORNIA
Zip/Postal code	92508
Province/Country:	UNITED STATES
Email:	jaskiratsandhu2001@gmail.com
Telephone number:	9512045951

Violations of federal or state securities laws

Has the authorized individual signing this application been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

No

Is Form ID being signed pursuant to a Power of Attorney?

No

FORM ID - NOTARIZED AUTHENTICATION

Signature of Authorized Individual:

Jaskirat Singh Sandhu

Printed Name of Signature:

Jaskirat Singh Sandhu

Title of Person Signing:

CEO

Name of Notary:

Mikkel Gosley

Date:

04/20/2026

Notary Signature & Seal to be Placed Here:

M. Gosley



MIKKEL GOSLEY
Notary Public - State of Florida

Commission # HH 685192

Expires on June 8, 2029

Notarized remotely online using communication technology via Proof.